UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. ___)

                          EcoScience Corporation
          --------------------------------------------------------
                            (Name of Issuer)

                  Common Stock, par value $.01 per share
          --------------------------------------------------------
                      (Title of Class of Securities)

                               279218200
          --------------------------------------------------------
                             (CUSIP Number)

               Michael A. DeGiglio, President, 10 Alvin Court
              East Brunswick, New Jersey 08816 (732) 432-8200
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            September 30, 1998
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

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| CUSIP NO. 279218200            |               |  PAGE 2 OF 5 PAGES        |
|           ---------            |               |                           |
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| 1 |  NAME OF REPORTING PERSON                                              |
|   |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     |
|   |                                                                        |
|   |  Michael A. DeGiglio                                                   |
|   |                                                                        |
|   |                                                                        |
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| 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      |
|   |                                                         __             |
|   |                                                    (a) |__|            |
|   |  Not Applicable                                    (b) |__|            |
|   |                                                                        |
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| 3 |  SEC USE ONLY                                                          |
|   |                                                                        |
|   |                                                                        |
|   |                                                                        |
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| 4 |  SOURCE OF FUNDS                                                       |
|   |                                                                        |
|   |  PF, OO                                                                |
|   |                                                                        |
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| 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  |
|   |  ITEMS 2(d) OR 2(e)                                         __         |
|   |                                                            |__|        |
|   |                                                                        |
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| 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|   |                                                                        |
|   |  U.S.                                                                  |
|   |                                                                        |
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|                        | 7 |  SOLE VOTING POWER          2,675,150         |
|     Number of          |----------------------------------------------------
|       Shares           | 8 |  SHARED VOTING POWER          685,493         |
|    Beneficially        |----------------------------------------------------
|      Owned By          | 9 |  SOLE DISPOSITIVE POWER     2,675,150         |
|   Each Reporting       |----------------------------------------------------
|     Person With        |10 |  SHARED DISPOSITIVE POWER     685,493         |
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|11 |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|   |                                                                        |
|   |      3,360,643                                                         |
|   |                                                                        |
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|12 |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |
|   |                                                                ___     |
|   |                                                               | x |    |
|   |                                                                ---     |
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|13 |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    |
|   |                                                                        |
|   |    28.8%                                                               |
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|14 |  TYPE OF REPORTING PERSON*                                             |
|   |                                                                        |
|   |  IN                                                                    |
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

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|CUSIP No. 279218200                  13D                   Page 3 of 5 Pages|
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Item 1.          Security and Issuer.
-----------------------------------------------------------------------------

Common Stock, par value $.01 per share, of EcoScience Corporation
10 Alvin Court, East Brunswick, NJ 08816


Item 2.          Identity and Background.
-----------------------------------------------------------------------------

(a)  Michael A. DeGiglio
(b)  c/o EcoScience Corporation
     10 Alvin Court
     East Brunswick, NJ 08816
(c)  President and Chief Executive Officer of Issuer
     10 Alvin Court
     East Brunswick, NJ 08816
(d)  No criminal convictions in last five years
(e)  Not enjoined with respect to securities laws in last five years
(f)  United States


Item 3.          Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------------------------

Pursuant to the merger of Agro Power Development, Inc. ("APD") with and into Agro Acquisition Corporation, a wholly owned subsidiary of EcoScience, effective September 30, 1998 (the "Merger"), Mr. DeGiglio (and his associates named in Item 5(b)) exchanged shares of the outstanding capital stock of APD for 3,287,011 shares of the Common Stock of EcoScience.

Mr. DeGiglio purchased 600 shares of the Common Stock of EcoScience on Nasdaq on September 1, 1998 at a price of $4.84375 per share, using personal funds, giving effect to a one-for-five reverse split required by the terms of the Merger.

Mr. DeGiglio also purchased 1,000 shares of the Common Stock of EcoScience on Nasdaq on September 17, 1998 at a price of $4.1625 per share, using personal funds, giving effect to a one-for-five reverse split required by the terms of the Merger.


Item 4.          Purpose of Transaction.
-----------------------------------------------------------------------------

3,287,011 shares of the Common Stock of EcoScience were issued to Mr. DeGiglio (or to associates named in Item 5(b)) pursuant to the Merger, as described in Item 3.

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|CUSIP No. 279218200                   13D                  Page 4 of 5 Pages|
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Item 5.          Interest in Securities of the Issuer.
-----------------------------------------------------------------------------

(a) Mr. DeGiglio may be deemed to beneficially own 3,360,643 shares of the Common Stock of EcoScience, representing 28.8% of that class of securities.

(b) Mr. DeGiglio has direct voting and dispositive power with respect to 2,675,150 shares of EcoScience Common Stock. He may be deemed to have indirect voting and dispositive power with respect to 166,593 shares held by Mr. DeGiglio's wife (as to which shares Mr. DeGiglio disclaims beneficial ownership) and 518,900 shares held in trust for the benefit of Mr. DeGiglio's children (as to which shares Mr. DeGiglio disclaims beneficial ownership).

The address for Mrs. DeGiglio and for the trusts is 10 Alvin Court, East Brunswick, NJ 08816. Neither Mrs. DeGiglio nor any trustee or beneficiary of the trusts has been the subject of a criminal conviction or an injunction for securities laws violations over the past five years.

(c) 3,287,011 shares of the Common Stock of EcoScience were issued to Mr. DeGiglio (or to his associates named in Item 5(b)) pursuant to the Merger effective September 30, 1998, as described in Item 3.

As described in Item 4, on September 1 and 17, 1998, Mr. DeGiglio purchased 600 and 1,000 shares, respectively, of the Common Stock of EcoScience on Nasdaq at respective prices of $4.84375 and $4.1625 per share, using personal funds.

(d) Mrs. DeGiglio has the right to receive dividends with respect to the 166,593 shares held by her directly. Mrs. DeGiglio, as trustee, has the power to direct the receipt of dividends with respect to the 28,996 shares held in trust for Mr. DeGiglio's children. Mr. DeGiglio and Carl Morfino, as Trustees of a Voting Trust, have the power to direct the receipt of dividends with respect to the 489,904 shares held in trust by them for Mr. DeGiglio's children.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
-----------------------------------------------------------------------------

3,287,011 shares issued pursuant to the Merger and beneficially owned directly or indirectly by Mr. DeGiglio are subject to Lock-Up Agreements dated September 30, 1998, which provide that such shares may not be sold, transferred or otherwise disposed of: (i) in violation of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder or (ii) until EcoScience has published financial statements covering at least 30 days of post-Merger operations of EcoScience and APD.

In connection with the Merger, 33,000 shares of Common Stock of EcoScience issued to Mr. DeGiglio are currently being held in escrow by Warner & Stackpole LLP pursuant to an Escrow Agreement dated September 30, 1998. The Escrow Agreement provides for release of the shares to Mr. DeGiglio upon successful completion of the sale of Mr. DeGiglio's interest in Village Farms of Morocco, S.A., to Agro Acquisition Corp.

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|CUSIP No. 279218200                    13D                 Page 5 of 5 Pages|
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Item 7.          Material to Be Filed as Exhibits.
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None.

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        October 9, 1998


                                        /s/   Michael A. DeGiglio
                                        ------------------------------------
                                        Michael A. DeGiglio
                                        President and Chief Executive Officer